

September 2, 2010

Mr. William J. Flynn
President and Chief Executive Officer
Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, New York 10577

     Re: **Atlas Air Worldwide Holdings, Inc.**
            Form 10-K for the Year Ended December 31, 2009
            Filed February 25, 2010
            File No. 001-16545

Dear Mr. Flynn:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              David R. Humphrey
              Branch Chief